Filed by Consolidated Edison, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Consolidated Edison, Inc. (DE)
                                                   Commission File No. 333-31390


The following slides were included at an analyst meeting on April 5, 2000:

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Slide 1

                        The New Consolidated Edison, Inc.
                                 Boston Analysts
                                  April 5, 2000
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Slide 2

This presentation contains forward-looking statements, which are statements of future expectations and not facts. Actual results or developments might differ materially from those included in the forward-looking statements because of factors such as competition and industry restructuring, changes in economic conditions, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in the two companies' SEC reports.



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Slide 3


                            Topics We'll Cover Today
    The merger
      The regulated side
      The competitive side
      Timing
    Update on Northeast Utilities
    Update on Consolidated Edison


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Slide 4


The New Con Edison Will Have
A Large Presence in a Large Market

Total Assets                  $26 Billion
Electric Customers            5.0 Million
Gas Customers                 1.4 Million

Region:
19% of US Population
25% of electricity output


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Slide 5




                  Growth Built on a Solid Foundation

                        Telecom and Technology
            Specialized Generation Products and Services
                  Electric & Gas Distribution Customers




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Slide 6

                        Why Does This Merger Make Sense?

The Basics:
    Very large customer base
    Strong local economies
    Solid financials
    Experience operating across multiple jurisdictions
The Opportunities:
    Scope  to  exploit  IT  and  other  new  technologies  to  generate  savings
    World-class   reliability   and   technological   experience
Complementary management skills


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Slide 7

                          Where Will Savings Come From?

Graph Chart:      Regulated Cost Savings 88%
                  Unregulated Cost Savings 12%

Graph Chart:      Labor 53%
                  Programs 32%
                  Purchasing 10%
                  Other 5%

10 Year Total Savings $1.5 Billion



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Slide 8


                        Why Are These Synergies Credible?

Intensive consolidation analyses are under way involving over 400 employees at both companies
Experience merging regulated companies
PSNH (Savings exceeded 1990 projections)
Yankee Gas (Identified  savings exceed 1999 projections)
Orange & Rockland (Aggressive savings projections being delivered)
Contiguous service territory facilitates cooperation and helps achieve savings


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Slide 9


                       Proximity Makes Synergies Still More Credible

Graphics:  Map of United States
Dallas to Columbus - 1,040 Miles
Denver to Minneapolis - 915 Miles
Chicago to Philadelphia - 760 Miles
Raleigh to St. Petersburg - 700 Miles
Manhattan to Berlin - 100 Miles


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Slide 10
                        Why Does This Merger Make Sense?
                              The Competitive Side

-- Con Edison
   -- Solutions
        -- Retail Marketing & Energy Services
   -- Energy
        -- Wholesale Marketing
        -- Generation Development, Ownership, Services
   -- Development
       -- Generation Development, Ownership, Services
   -- Communications
       -- Telecommunciations

-- Northeast Utilities

   -- Select
       -- Retail Marketing & Energy Services
       -- Wholesale Marketing
   -- HEC
        -- Retail Marketing & Energy Services
   -- NGC
       -- Generation Development, Ownership, Services
   -- NGS
      -- Generation Development, Ownership, Services
   -- Mode 1/Neon
     -- Telecommunciations


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Slide 11



Combined Unregulated
Generation Assets Total 2,500 MW
1. Northfield Mtn.
2. CEEMI
3. Mt. Tom
4. Holyoke Project
5. Housatonic Hydro
6. Eastern Hydro
7. Newington
8. Lakewood

Regional 1999 Peak Load:  105,000 MW

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Slide 12


                   Our Target Region is the Wealthiest Area of the Nation
                            Per Capita Income Ranking
#1  Connecticut
#2  New Jersey
#3  Massachusetts
#4  New York
#5  Maryland
#6  Delaware
#7  New Hampshire
#15 Rhode Island
#16 Pennsylvania
#30 Vermont
#36 Maine


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Slide 13



                           NEON: A Map of Opportunity
Market  Metrics
Target  market  includes 12 states
30 million  people
1 million businesses
19 million access lines



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Slide 14

            Telecommunications Emerging as Significant Growth Driver

NEON  has  been a successful  first step
Market  value of NU's 4.8  million  shares  exceeds  $300 million
Combined Con Edison/NU ownership will be 32%

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Slide 15



                  The Recovery of NU's Financial Condition Is Accelerating

Graphics: Chart

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Slide 16

                             Connecticut Regulation

    Final decision on merger due June 28
    Draft decision approves Millstone auction
      Final decision due 4/19
      100% of Millstone 2
      90% of Millstone 3
      Winning bidder likely to be named by end of summer
      DPUC staff recommendation triggers $1/share for NU shareholders if received prior to the later of the merger date or 12/31/00
      Strong interest in units and increasingly higher prices paid for other nuclear units



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Slide 17


                                NU Nuclear Plants
                                  Running Well
    Units operating well
      Millstone 3 on line for 290 days
      Millstone 2 has operated well, refueling scheduled for this Spring Seabrook operations continue to be strong



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Slide 18


                           New Hampshire Restructuring
    NHPUC decision is near
    Legislature likely to vote on securitization before summer
    Final decision on merger scheduled for July 31


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Slide 19



   "...Con Edison will become the dominant force in the Northeast in this rapidly changing industry and will become one of the largest utilities in the country..."

                              -- The New York Times



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Slide 20

                            Con Edison's Track Record

    Earned 12%+ ROE in 12 of last 13 years
    Increased dividend for 26 consecutive years
    Operates world's most reliable electric system


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Slide 21



                        Financial Benefits of the Merger

    Accretive to earnings after first year
    Positioned for future earnings growth
    Con Edison dividend policy maintained
    Increased financial flexibility for NU
    Continued strong balance sheet post-merger



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Slide 22


                           Pro Forma Capital Structure
                         Should Maintain Strong Ratings

Chart:      Long Term Debt - 55%
            Equity - 45%



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Slide 23
                               Shareholder Value:
                           Earnings Growth Components
Chart


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Slide 24


                             Road Map to Completion

All state and federal  filings  made in January
ED, NU  shareholder  meetings on April 14
Seeking all approvals to accommodate a fall closing


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Slide 25


                          Our Commitment to the Future

    Capture the synergy savings

    Grow the business

    Leverage strong management team

    DELIVER VALUE TO $HAREHOLDER$